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 FORM 3
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Svikhart   Robert                         Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              PLC Systems Inc.                   (Month/Day/Year)
     (Last)     (First)     (Middle)           June 17, 1998             ----------------------------------           N/A
   252 Weed Street                         ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. IRS Identification            Person to Issuer                 7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group Filing (Check
   Canaan      Connecticut     06840          Person, if an Entity             Director          10% Owner      applicable line)
----------------------------------------      (Voluntary)    N/A         -----            -----                X    Form filed by
      (City)      (State)      (Zip)       ----------------------------    X   Officer           Other       -----  One Reporting
                                                                         ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                          Chief Financial Officer            -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 4)
                                                                                 (Instr. 5)
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   None
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*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                   (Print or Type Responses)
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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect
                                 Exercis-  tion             Title        Number                     (I)
                                 able      Date                          of Shares                  (Instr.
                                                                                                    5)
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Options to Purchase Common Stock  *****    June 16, 2008    Common Stock  148,500     $10.125       (D)
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Explanation of Responses:

***** The vesting schedule for the options to purchase Common Stock is attached hereto as Exhibit "A".

                                                                                /s/ Robert Svikhart                June 25, 1997
**Intentional misstatements or omissions of facts constitute Federal Criminal   -------------------------------   ------------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                        **Signature of Reporting Person          Date

Note. File three copies of this form, one of which must be manually signed.                                                Page 2
  If space provided is insufficient, See Instruction 6 for procedure.

                                                     (Print or Type Responses)
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                 EXHIBIT A TO FORM 3 FILING FOR ROBERT SVIKHART


         The 148,500 options are each exercisable at $10.125 per share and vest as follows: (i) options to purchase 19,000 shares of Common Stock which vest in two equal installments of 9,500 immediately and August 1, 1999; (ii) options to purchase 9,500 shares of Common Stock vesting upon the earlier of receipt of pre-market approval for the Company's Heart Laser from the U.S. Food and Drug
Administration or August 15, 2001, (iii) options to purchase 15,000 shares vesting upon the earlier of the release of audited financial statements by the Company for a completed fiscal year in which the Company reports positive earnings after taxes (exclusive of extraordinary items of gain or loss) or August 15, 2001, (iv) options to purchase 15,000 shares vesting upon the earlier of the 30th consecutive trading day when the Company's closing price for its Common Stock exceeds $15.00 per share or August 15, 2001, (v) options to purchase 15,000 shares vesting upon the earlier of the 30th consecutive trading day when the Company's closing price for its Common Stock exceeds $18.00 per share or August 15, 2003, (vi) options to purchase 15,000 shares vesting upon the earlier of the 30th consecutive trading day when the Company's closing price for its Common Stock exceeds $21.50 per share or August 15, 2003, (vii) options to purchase 30,000 shares vesting upon the earlier of the 30th consecutive trading day when the Company's closing price for its Common Stock exceeds $35.00 per share or August 15, 2003, and (viii) options to purchase 30,000 shares vesting upon the earlier of the 30th consecutive trading day when the Company's closing price for its Common Stock exceeds $40.00 per share or August 15, 2003.
All options vest upon a sale or acquisition of substantially all of the stock or assets of the Company.


SEC 1473 (7-96)